Exhibit 21.1
Subsidiaries
Riddell Sports Group, Inc.
Riddell, Inc.
MacMark Corporation
Ridmark Corporation
All American Sports Corporation
Equilink Licensing, LLC
All American Sports (Canada) Ltd.
Bell Sports Corp.
Bell Sports, Inc.
Bell Racing Company
Bell Sports Canada, Inc./ Bell Sports Du Canada Inc.
Bell Sports Asia Limited
Easton Sports, Inc.
Easton Sports Canada, Inc.
Easton S.A. de C.V.
Easton Sports Asia, Inc.
CDT Nevada, Inc.
4078624 Canada Inc.